As filed with the Securities and Exchange Commission on August 10, 2004
Registration No. 333-115156

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 4

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Transportation Technologies Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3714	25-3535407
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

980 North Michigan Avenue, Suite 1000

Chicago, Illinois 60611
Telephone: (312) 280-8844
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Donald C. Mueller

Chief Financial Officer
Transportation Technologies Industries, Inc.
980 North Michigan Avenue, Suite 1000
Chicago, Illinois 60611
Telephone: (312) 280-8844
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Roger Meltzer, Esq. John Papachristos, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 Telephone: (212) 701-3000 Facsimile: (212) 269-5420	Christopher D. Lueking, Esq. Latham & Watkins LLP Sears Tower, Suite 5800 233 South Wacker Drive Chicago, Illinois 60606 Telephone: (312) 876-7700 Facsimile: (312) 993-9767

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

      This Amendment No. 4 amends and supplements the Registration Statement on Form S-1, No. 333-115156, filed with the Securities and Exchange Commission on May 4, 2004, as amended by Amendment No. 1 filed on June 16, 2004, Amendment No. 2 filed on July 8, 2004 and Amendment No. 3 filed on July 26, 2004 (collectively, the “Registration Statement”) by Transportation Technologies Industries, Inc., a Delaware corporation (the “Company”), relating to the initial public offering of the Company’s common stock. Terms not otherwise defined herein shall have the meanings assigned to them in the Registration Statement.

      The sole purpose of this Amendment No. 4 is to file certain exhibits to the Registration Statement, as set forth below in Item 16(a) of Part II of the Registration Statement. This Amendment No. 4 does not modify any provision of Part I of the Registration Statement or Items 13, 14, 15, 16(b) or 17 of Part II of the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table shows the costs and expenses, other than underwriting discounts, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, the registrant will pay all of these amounts. All amounts are estimated.

Securities and Exchange Commission Registration Fee	$21,674
National Association of Securities Dealers, Inc. Filing Fee	17,607
Nasdaq National Market Listing Fees	100,000
Printing Expenses	500,000
Legal Fees and Expenses	850,000
Accounting Fees and Expenses	300,000
Transfer Agent and Registrar Agent Fees	50,000
Miscellaneous	60,719

Total	$1,900,000

Item 14.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and further that a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of action or suit by or in the right of the corporation, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action describing in this paragraph, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

      Section 102(b)(7) of the Delaware General Corporation Law allows a corporation to include in its certificate of incorporation a provision to eliminate or limit the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except in the case where the director (i) breaches his duty of loyalty to the corporation or its stockholders, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the unlawful payment of a dividend or approves a stock purchase or redemption in violation of Section 174 of the Delaware General Corporation Law or (iv) obtains an improper personal benefit. The registrant’s Certificate of Incorporation includes a provision which eliminates directors’ personal liability to the fullest extent permitted under the Delaware General Corporation Law.

      The Registrant’s Restated Bylaws (the “Bylaws”) provide that Registrant shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Registrant, or is or was serving at the request of Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, and such person acted in good faith (as defined therein) and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had the reasonable cause to believe his or her conduct was unlawful; and that the Registrant may, by action of its board of directors or stockholders, provide indemnification to employees and agents of the Registrant with the same scope and effect as indemnification of directors and officers.

      Section 145 of the Delaware General Corporation Law further provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.

      The Bylaws provide that Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer of the Registrant or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liability.

      The Registrant expects to obtain policies of insurance under which, subject to the limitations of such policies, coverage will be provided (a) to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters and (b) to the Registrant with respect to payments which may be made by the Registrant to these officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

      We expect that the form of Underwriting Agreement to be filed as an exhibit hereto will provide for the indemnification of the Registrant, its controlling persons, its directors and certain of its officers by the underwriters and for the indemnification of the underwriters by the Registrant, in each case against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 15.	Recent Sales of Unregistered Securities.

      Set forth below are the sales of all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act of 1933.

      On December 19, 2003, we issued 14,000 shares of our Series C Preferred Stock in a private placement to members of our management and certain other holders of our common stock for the payment of $0.10 per share (or an aggregate of $140), and such persons agreed, as a condition to receiving the Series C Preferred Stock, to transfer an aggregate of 80,233 shares of common stock (0.8 shares after giving effect to the 100,000-for-one reverse split of our common stock) to the holders of our Series A Preferred Stock as consideration for their consenting to permit the Series C Preferred Stock to rank pari passu with the Series A Preferred Stock, pursuant to an exemption from registration under Section 4(2). Also on December 19, 2003, we issued 42,000 shares of our Series D Preferred Stock in a private placement to the holders of our Series A Preferred Stock and an institutional warrantholder for the payment of $0.10 per share pursuant to an exemption from registration under Section 4(2). In a third transaction on December 19, 2003, we issued 41,475 shares of our Series E Preferred Stock in a private placement in exchange for the retirement of $40.0 million aggregate principal amount of our old 15.0% senior subordinated notes, $0.5 million of accrued interest and the payment to us of $1.0 million in cash pursuant to an exemption from registration under Section 4(2).

      On May 21, 2004, we consummated the exchange of our old senior subordinated notes for $100.0 million aggregate principal amount of new senior subordinated exchange notes due 2010 having an interest rate of 12.5%.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

      See Exhibit Index beginning on page II-6 of this registration statement.

(b)	Financial Statement Schedules

      None.

Item 17.	Undertakings.

      (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, State of Illinois, on August 11, 2004.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

By:	/s/ THOMAS M. BEGEL

Name: Thomas M. Begel

Title:	Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the registration statement on Form S-1 has been signed on August 11, 2004 by the following persons in the capacities indicated.

Signature	Title

* Thomas M. Begel	Chairman and Chief Executive Officer (Principal Executive Officer)

* Donald C. Mueller	Vice President, Treasurer and Chief Financial Officer (Principal Accounting Officer)

* Andrew M. Weller	Director

* James D. Cirar	Director

* Jay R. Bloom	Director

* Mark D. Dalton	Director

* Steven A. Flyer	Director

* Jay R. Levine	Director

* Camillo M. Santomero III	Director

* Steven Shulman	Director

*	Officer or director authorized the Power of Attorney to execute on his behalf any and all amendments to the registration statement.

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 4 to the registration statement on Form S-1 pursuant to the Power of Attorney executed by the above named officers and directors of the registrant and previously filed with the Securities and Exchange Commission on behalf of such officers and directors.

By:	/s/ KENNETH M. TALLERING Kenneth M. Tallering	Attorney-in-fact	August 11, 2004

EXHIBIT INDEX

1.1*	—	Form of Underwriting Agreement dated as of , 2004 by and among Lehman Brothers Inc., UBS Securities LLC and Transportation Technologies Industries, Inc.
2.1	—	Agreement and Plan of Merger between Transportation Technologies Industries, Inc. and Transportation Acquisition I Corp., dated as of January 28, 2000 (incorporated by reference to Exhibit (d)(1) to the Company’s Tender Offer Statement under Section 14(D)(1) or 13(E)(1) of the Securities Exchange Act of 1934, as amended, filed February 3, 2000).
3.1†	—	Form of Amended and Restated Certificate of Incorporation of Transportation Technologies Industries, Inc.
3.2†	—	Form of Amended and Restated Bylaws of Transportation Technologies Industries, Inc.
4.1†	—	Form of Amended and Restated Stockholders’ Agreement dated as of , 2004 by and among Caravelle Investment Fund. L.L.C., CIBC WMC Inc., Albion Alliance Mezzanine Fund, L.P., Albion Alliance Mezzanine Fund II, L.P., Transportation Technologies Industries, Inc. and the surviving corporation in the Merger and the persons listed on Exhibit A attached thereto.
4.2*	—	Indenture dated as of May 21, 2004 by and among Transportation Technologies Industries, Inc., the Guarantors named therein and U.S. Bank National Association, as Trustee.
4.3*	—	First Lien Credit Agreement dated as of March 16, 2004 between Transportation Technologies Industries, Inc., as Borrower, the Lenders party thereto from time to time, as Lenders, and Lehman Brothers Inc., as Joint Bookrunner and Joint Lead Arranger, Lehman Commercial Paper Inc., as Co-Syndication Agent, Wachovia Capital Markets, LLC, as Co-Syndication Agent, Joint Bookrunner and Joint Lead Arranger, and Credit Suisse First Boston, as Administrative Agent, Collateral Agent, Joint Bookrunner and Joint Lead Arranger.
4.4*	—	Second Lien Credit Agreement dated as of March 16, 2004 between Transportation Technologies Industries, Inc., as Borrower, the Lenders party thereto from time to time, as Lenders, and Lehman Brothers Inc., as Joint Bookrunner and Joint Lead Arranger, Lehman Commercial Paper Inc., as Co-Syndication Agent, Wachovia Capital Markets, LLC, as Co-Syndication Agent, Joint Bookrunner and Joint Lead Arranger, and Credit Suisse First Boston, as Administrative Agent, Collateral Agent, Joint Bookrunner and Joint Lead Arranger.
4.5*	—	First Amendment and Consent to First Lien Credit Agreement dated as of July 1, 2004 by and among Transportation Technologies Industries, Inc., the Loan Parties named therein, the Lenders party thereto and Credit Suisse First Boston, as administrative agent for the Lenders, as a joint lead arranger and as collateral agent.
4.6*	—	First Amendment to Second Lien Credit Agreement dated as of July 1, 2004 by and among Transportation Technologies Industries, Inc., the Loan Parties named therein, the Lenders party thereto and Credit Suisse First Boston, as administrative agent for the Lenders, as a joint lead arranger and as collateral agent.
4.7*	—	Bond Guaranty Agreement dated as of March 1, 1999 by Bostrom Seating, Inc. in favor of NBD Bank as Trustee.
4.8*	—	Warrant Agreement, dated as of March 9, 2000 by and between Transportation Acquisition I Corp. and First Union National Bank.
4.9*	—	Warrant Agreement dated as of February 28, 2001 by and between Transportation Technologies Industries, Inc., Transportation Investment Partners L.L.C., Caravelle Investment Fund, L.L.C. and the parties listed on Schedule A thereto.
4.10*	—	Contingent Warrant Agreement dated as of February 28, 2001 by and between Transportation Technologies Industries, Inc., Transportation Investment Partners L.L.C., Caravelle Investment Fund, L.L.C., the parties listed on Schedule A thereto and First Union National Bank.
5.1*	—	Opinion of Cahill Gordon & Reindel LLP.
10.1*	—	Form of Employment Agreement.
10.2*	—	2004 Long-Term Incentive and Share Award Plan.
10.3*	—	Form of Supplemental Life Insurance Agreement.
10.4†	—	Form of Transportation Technologies Industries, Inc. Stock Option Agreement.
10.5†	—	Form of Transportation Technologies Industries, Inc. (the “Company”) Stock Option Agreement dated as of August , 2004 by and between the Company and Thomas M. Begel.

10.6†	—	Restricted Stock Agreement dated as of August 2, 2004, by and between Transportation Technologies Industries, Inc. and Andrew M. Weller.
10.7†	—	Employment Agreement dated as of August 2, 2004 by and between Transportation Technologies Industries, Inc. and Andrew M. Weller.
10.8†	—	Employment Agreement dated as of August 2, 2004 by and between Transportation Technologies Industries, Inc. and James D. Cirar.
10.9†	—	Employment Agreement dated as of August 2, 2004 by and between Transportation Technologies Industries, Inc. and Donald C. Mueller.
10.10†	—	Employment Agreement dated as of August 2, 2004 by and between Transportation Technologies Industries, Inc. and Kenneth M. Tallering.
10.11†	—	Termination Agreement and General Release dated as of August 2, 2004 by and between Transportation Technologies Industries, Inc. and Thomas M. Begel.
10.12*	—	Lease Agreement dated as of March 1, 1999 by and between the Industrial Development Board of the City of Piedmont and Bostrom Seating, Inc.
10.13*	—	Remarketing Agent Agreement dated as of March 1, 1999 among Bostrom Seating, Inc., as User, the Industrial Development Board of the City of Piedmont as Issuer, and Merchant Capital, L.L.C. as Remarketing Agent.
10.14†	—	Form of Series A Preferred Stock Exchange Agreement dated as of August , 2004 by and between Transportation Technologies Industries, Inc. (the “Company”) and each of the holders of the Company’s Series A Preferred Stock listed on Schedule I thereto.
10.15†	—	Form of Series C Preferred Stock Exchange Agreement dated as of August , 2004 by and between Transportation Technologies Industries, Inc. (the “Company”) and each of the holders of the Company’s Series C Preferred Stock listed on Schedule I thereto.
10.16†	—	Form of Series D Preferred Stock Cancellation Agreement dated as of August , 2004 by and between Transportation Technologies Industries, Inc. (the “Company”) and each of the holders of the Company’s Series D Preferred Stock listed on Schedule I thereto.
14.1†	—	Code of Ethics.
21.1*	—	Subsidiaries of the Registrant.
23.1†	—	Consent of Deloitte & Touche LLP.
23.2*	—	Consent of Cahill Gordon & Reindel LLP (included in Exhibit 5.1).
24.1*	—	Power of Attorney (included in the signature pages to the Registration Statement).
99.1*	—	Consent of Donald C. Roof.

 † Filed herewith.

 * Previously filed.